UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer

Results

3Q25

cosan

São Paulo, November 14, 2025 – COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces today its results for the third quarter of 2025 (3Q25), in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). Comparisons in this release consider 3Q25 vs. 3Q24, except when indicated otherwise.

3Q25 Highlights

EBITDA[1] Under Management[2]	Net Income Cosan Corporate[3]	Net Debt Cosan Corporate[3]
R$7.4 bn	**R$(1.2) bn**	**R$18.2 bn**
(R$ 8.4 bn at 3Q24)	(R$ 0.3 bn at 3Q24)	(R$ 17.5 bn at 2Q25)

Dividends and IoC Received Cosan Corporate[3]	DSCR[4] Cosan Corporate[3]	LTIF[5] Cosan Portfolio[6]
R$48 mn	**1.0x LTM**	**0.34**
(R$ 343 mn at 3Q24)	(1.2x at 2Q25)	(0.27 at 2Q25)

1) Includes non-recurring effects as detailed in this document; (2) EBITDA under management: 100% of the adjusted EBITDA from Cosan S.A.'s businesses; (3) Cosan Corporate composition as detailed in this report; (4) Debt Service Coverage Ratio = Net dividends and interest on capital received LTM / Interest Paid LTM; (5) Lost time injury frequency = Number of accidents per million hours worked; (6) Considers information from Rumo, Compass, Moove, Radar, Cosan Holding, and Raízen;.

In the third quarter, we faced a challenging macroeconomic environment in Brazil, characterized by elevated interest rates and declining commodity prices, alongside the appreciation of the Brazilian real against the US dollar. Despite this scenario, Cosan's portfolio delivered solid results, reinforcing the resilience of its businesses. Rumo experienced growth in transported volumes, driven by the rise in corn transportation in the Southern Operation and the expansion of the Northern Operation with increased movement of general cargo (cellulose, bauxite, and fuels). Compass recorded higher volumes of distributed natural gas, supported by new connections, lower temperatures contributing to residential demand, and the consolidation of Compagas in the industrial segment. Additionally, Edge continued to advance its strategy to expand its presence in the unregulated market. Moove reported the restoration of its volumetric capacity, with sales volumes practically stable in comparison to the same period last year, coupled with progress and optimization of its new operational and logistics model. Radar posted a quarter in which lease revenues were captured in line with previous periods. Raízen's quarter was marked by a lower contribution from the Ethanol, Sugar and Bioenergy (ESB) segment, the result reflects lower cost dilution and reduced sales volumes compared to the previous year, combined with the structurally weaker performance of the Fuel Distribution operation in Argentina. These impacts were partially mitigated by the progress in Fuel Distribution in Brazil and efficiency gains resulting from the review of organizational structures and strict expense control. Finally, at Cosan, we executed the shareholders' agreement between Aguassanta, BTG Pactual Holding, and Perfin Infraestrutura, as well as structured the primary public equity offerings aimed at strengthening the capital structure and reducing the holding company's indebtedness.

Executive Summary

BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Cosan Corporate[1]								
Net income (loss)	(1,185)	293	n/a	(946)	25%	(3,919)	(126)	n/a
Net debt	18,189	21,709	-16%	17,538	4%	18,189	21,709	-16%
Dividends and interest on capital received[2]	48	343	-86%	579	-92%	2,094	3,319	-37%
LTM interest coverage ratio net	1.0x	1.2x	-0.2x	1.2x	-0.2x	1.0x	1.2x	-0.2x
Cosan Portfolio								
Adjusted EBITDA[3,4]								
Rumo	2,313	2,214	4%	2,279	1%	6,228	6,045	3%
Compass	1,346	1,270	6%	1,216	11%	3,859	3,539	9%
Moove	360	385	-7%	505	-29%	1,097	1,088	1%
Radar	106	143	-26%	134	-21%	380	413	-8%
Raízen	3,319	3,840	-14%	1,890	76%	7,184	10,254	-30%
Investments 3,5								
Rumo	1,474	1,468	-%	1,395	6%	4,634	3,611	28%
Compass	593	454	31%	497	19%	1,555	1,423	9%
Raízen	1,692	2,383	-29%	1,704	-1%	7,904	9,727	-19%
Other[6]	26	56	-54%	34	-24%	115	152	-24%

Notes: (1) Composition of Cosan Corporate as detailed on page 19; (2) Considers the net value of taxes and other shareholders received at Cosan Corporate, including the effect of capital reduction; (3) Considers 100% of the individual results of the businesses, including Raízen S.A; (4) Adjusted EBITDA excludes one-off effects, detailed on page 21 of this report; (5) Investments accounted for on a cash basis and exclude M&A; (6) Considers the investments of other segments Moove, Radar, and Cosan Corporate.

In the third quarter of 2025, Cosan Corporate posted a net loss of R$ 1.2 billion, a negative variation of R$ 1.5 billion compared to 3Q24, primarily due to the lower contribution from equity pickup, reflecting the performance of the businesses as detailed in item A.1 Equity Pickup (MEP), in addition to the negative impact from the Financial Result, as explained in item A.3 Financial Result.

Corporate net debt totaled R$ 18.2 billion in the period, a 4% increase versus the previous quarter. The average cost of debt remained in line with 2Q25, at CDI+0.89%.

The Debt Service Coverage Ratio (DSCR) ended the quarter at 1.0x, a reduction of 0.2x compared to 2Q25.

Contents

A. Cosan Corporate Result

The result of Cosan Corporate, presented on an accounting basis, except when otherwise indicated, is composed of: (i) equity pickup from direct and indirect interests held in subsidiaries, jointly controlled entities, and associates - see map presented on page 19; (ii) general and administrative expenses of Cosan's corporate structure and other operating income/expenses, mainly composed of contingencies; (iii) financial result that reflects the net cost of the Company's capital structure; and (iv) taxes applicable to the transactions.

A.1 Equity Pickup (MEP)

BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Rumo	124	207	(83)	100	24	194	(211)	405
Compass (Cosan Dez)[1]	320	340	(20)	276	43	943	1,081	(138)
Moove	70	(90)	160	241	(171)	332	166	166
Radar[2]	33	44	(10)	38	(5)	105	102	3
Subsidiaries (a)	547	501	46	656	(108)	1,574	1,138	436
Raízen[3]	(117)	(12)	(105)	(94)	(23)	(340)	(6)	(334)
Raízen (Cosan Nove)[3]	(912)	(93)	(819)	(735)	(177)	(2,655)	(48)	(2,606)
Shared-control company (b)	(1,029)	(105)	(924)	(829)	(200)	(2,995)	(55)	(2,940)
Associated companies (c)[4]	—	534	(534)	—	—	—	1,744	(1,744)
Equity pickup Cosan Corporate (a+b+c)	(482)	930	(1,412)	(173)	(308)	(1,421)	2,827	(4,248)

Notes: (1) The subsidiary Cosan Dez, which holds 88% of Compass, was created in the context of investment in Vale and is consolidated under Corporate. The effect of the preferred shareholder (Bradesco BBI S.A.) is shown in the line of results attributed to non-controlling shareholders. (2) Result composed of interests in Radar, Tellus, and Janus, of 50%, 20%, and 20%, respectively. (3) The subsidiary Cosan Nove, which holds 39.1% of Raízen S.A., was created in the context of the investment in Vale and is consolidated under Corporate. The effect of the preferred shareholder (Itaú Unibanco S.A.) is shown in the line of results attributed to non-controlling shareholders. Additionally, Cosan maintains a direct 5% stake in Raízen. (4) Composed of the equity pickup result from Vale starting in December 2023.

Cosan Corporate ended the third quarter of 2025 with a negative equity pickup of R$ 482 million. The R$ 1.4 billion decrease compared to the same period in 2024 is mainly explained by (i) from Raízen’s ESB segment, due to the reduction in ethanol and sugar sales volumes, as well as the impairment effect on assets reclassified as held for sale; and (ii) the impact of the divestment of Vale’s equity stake.

In comparison to 2Q25, the R$308 million variation primarily reflects the insurance indemnities recognized in the previous quarter related to the Moove incident in early 2025. It also includes the negative impact from Raízen’s ESB segment in 3Q25 and the previously mentioned impairment.

A.2 G&A and Other

BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Selling, general & administrative expenses¹	(65)	(114)	49	(78)	13	(202)	(331)	129
Other net operating income (expenses)¹	(7)	(20)	13	(8)	1	159	(389)	548
Depreciation and amortization	5	4	1	5	—	15	12	3
EBITDA ex-equity pickup (MEP)²	(67)	(128)	61	(79)	12	(27)	(706)	679

Notes: (1) As of 4Q23, this line item includes the results of pre-operational businesses and other investment projects of Cosan, as well as the intermediate holdings Cosan Oito (until December 2024), Cosan Nove and Cosan Dez. (2) Does not include results from discontinued operations.

In the third quarter of 2025, Cosan Corporate recorded R$ 65 million in selling, general and administrative expenses, a reduction of R$ 49 million compared to 3Q24. This positive variation is primarily explained by lower costs associated with the Long-Term Incentive Compensation Plan (ILP), reflecting the decline in the share price, as well as the billing of activities carried out by the holding company.

The line item for other operating income (expenses) at Cosan Corporate showed an improvement of R$ 13 million versus the same period in 2024, due to a higher volume of contingencies in 2024 resulting from adherence to the *Litígio Zero* program.

A.3 Financial Result

BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Gross debt cost	(840)	(453)	(387)	(580)	(259)	(2,213)	(2,773)	560
Perpetual notes	(27)	(10)	(17)	68	(96)	52	(410)	462
Other debts (Cosan S.A. and Offshores)	(812)	(443)	(370)	(649)	(164)	(2,265)	(2,363)	98
Return on financial investments	127	83	43	99	28	462	238	224
(=) Interest on net debt	(713)	(369)	(343)	(482)	(231)	(1,751)	(2,535)	784
Total Return Swap (TRS)	(102)	(169)	67	(178)	76	(332)	(968)	635
Other charges and monetary variations¹	(35)	28	(62)	13	(48)	(112)	536	(648)
Banking expenses, fees and other charges²	(9)	(10)	1	(11)	2	(41)	(35)	(6)
(=) Other effects	(146)	(152)	6	(176)	30	(486)	(467)	(18)
Net Financial results	(858)	(521)	(337)	(657)	(201)	(2,236)	(3,002)	766

Notes: 1) Includes the effects of mark-to-market (MtM) and unwinding of derivatives in 1Q24 related to the investment in Vale's equity interest. (2) Includes the transfer to banks in 1Q24 related to the investment in Vale's equity interest.

Cosan Corporate ended the third quarter of 2025 with a gross debt cost of R$ 840 million, an increase of R$ 387 million compared to 3Q24, due to higher interest rates.

In 3Q25, income from financial investments totaled R$ 127 million, an increase of R$ 43 million year-over-year, reflecting a higher cash balance and a higher interest rate environment. The weighted average cost of Cosan Corporate's debt remained in line with 2Q25, closing at CDI+0.89%[1] p.a. versus CDI+0.88%[1] p.a. in the previous quarter.

Other effects ended the quarter at R$ 146 million, a positive variation of R$ 6 million compared to the same period in 2024. This reduction in expense reflects the lower negative impact from the mark-to-market of the CSAN3 Total Return Swap in 2025 compared to 2024[2], partially offset by the monetary adjustment of existing legal disputes in the line of other charges and monetary variations.

In the quarter, the net financial result was an expense of R$ 858 million, R$ 337 million higher than in 3Q24, reflecting the depreciation of the U.S. dollar and the increase in the forward interest rate curve, impacting the mark-to-market of derivatives, in addition to the lower interest accrual from the bonds.

Compared to the second quarter of 2025, the variation was R$ 201 million, explained by the negative impact of exchange rate variation on derivatives related to the bonds.

Notes: (1) Includes all debts detailed in item B.1 Debt, including the Perpetual Bond. (2) Share price in 3Q25: R$ 6.20 vs. 2Q25: R$ 6.91; share price in 3Q24: R$ 12.96 vs. 2Q24: R$ 13.66.

A.4 Income Tax and Social Contribution

BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Operating profit (loss) before taxes	(1,412)	277	(1,689)	(915)	(497)	(3,699)	(894)	(2,806)
Income and social contribution taxes - nominal rate (%)	*34.0%*	*34.0%*		*34.0%*		*34.0%*	*34.0%*	
Theoretical expense with income and social contribution taxes	480	(94)	574	311	169	1,258	304	954
Equity pickup	(164)	316	(480)	(59)	(105)	(483)	961	(1,444)
Others	(244)	(157)	(87)	(412)	168	(1,522)	(191)	(1,332)
Effective expense with income and social contribution taxes	72	65	7	(160)	232	(748)	1,074	(1,822)
Income and social contribution taxes - effective rate (%)	*5.1%*	*-23.6%*		*-17.5%*		*-20.2%*	*120.2%*	
Expenses with income and social contribution taxes								
Current	(1)	(29)	28	—	—	(1)	(45)	44
Deferred	73	94	(21)	(160)	233	(746)	1,120	(1,866)

In 3Q25, the income tax and social contribution line was impacted by the non-recognition of deferred tax and the fiscal effects of temporary differences that give rise to significant portions of Cosan's deferred tax assets and liabilities.

A.5 Net Income

BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Equity Pickup	(482)	930	(1,412)	(173)	(308)	(1,421)	2,827	(4,248)
General and administrative expenses	(65)	(114)	49	(78)	13	(202)	(331)	129
Other operation income (expenses)	(7)	(20)	13	(8)	1	159	(389)	548
Financial results	(858)	(521)	(337)	(657)	(201)	(2,236)	(3,002)	766
Expenses with income and social contribution taxes	72	65	7	(160)	232	(748)	1,074	(1,822)
Non-controlling shareholders	155	(77)	232	129	26	528	(335)	863
Operation discontinued.	—	28	(28)	—	—	—	28	(28)
Net income (loss)	(1,185)	293	(1,478)	(946)	(239)	(3,919)	(126)	(3,793)
Impairment[1]	—	33	(33)	—	—	—	816	(816)
Adjusted Net income (loss)	(1,185)	326	(1,511)	(946)	(239)	(3,919)	689	(4,608)

Notes: (1) One-off impact related to the impairment of Malha Sul at Rumo, following the climatic events that occurred in Rio Grande do Sul.

In the quarter, Cosan Corporate posted a net loss of R$ 1.2 billion, mainly due to the lower contribution from equity pickup, as explained in item A.1 Equity Pickup (MEP) of this report, in addition to a weaker Financial Result, as detailed in item A.3 Financial Result.

Compared to 2Q25, the negative variation is explained by the same factors mentioned above.

B. Capital Structure and Cash Flow - Cosan Corporate

B.1 Debt

BRL mn	Enterprise	3Q25	3Q24	Change	2Q25	Change
Cosan Corporate						
Debentures[1]	Cosan S.A.	11,855	8,504	3,351	11,786	69
Bond (Senior Notes 2027)	*Offshore*	—	2,205	(2,205)	—	—
Bond (Senior Notes 2029)	*Offshore*	2,678	4,024	(1,347)	2,785	(107)
Bond (Senior Notes 2030)	*Offshore*	1,450	3,032	(1,583)	1,460	(10)
Bond (Senior Notes 2031)	*Offshore*	1,616	3,300	(1,683)	1,628	(12)
Perpetual bonds	*Offshore*	2,693	2,758	(66)	2,763	(70)
Commercial Notes	Cosan S.A.	1,032	1,022	10	1,024	8
(-) MTM	Cosan S.A.	319	(690)	1,009	66	253
Gross debt (ex-IFRS 16)		21,643	24,156	(2,513)	21,512	131
(-) Cash, cash equivalents and Marketable securities		(3,453)	(2,447)	(1,007)	(3,975)	521
Cash and cash equivalents		(2,954)	(1,383)	(1,570)	(3,145)	191
Securities		(500)	(1,063)	564	(830)	330
Net debt (a)		18,189	21,709	(3,520)	17,538	652

Notes: (1) Net value of issuance structures in the international capital markets.

Cosan Corporate ended 3Q25 with gross debt of R$ 21.6 billion, a reduction of R$ 2.5 billion compared to the same period in 2024, reflecting liability management actions conducted in the first months of the year, in addition to the divestment of the stake in Vale, which impacted the MTM line in 2024. Gross debt and the average cost of debt remained in line with the second quarter of 2025, closing at an average cost of CDI+0.89% (vs. CDI+0.88%) and an average maturity of 5.9 years (vs. 6.2 years). Compared to 3Q24, the average cost of debt declined by 48 basis points.

Cosan Corporate's net debt ended 3Q25 at R$ 18.2 billion, stable versus the previous quarter.

B.1.1 Liability Management Strategy

The following table presents the historical events of strategic liability management movements initiated in January 2025. No transactions were reported this quarter.



Jan/25
Jan/25
Jan/25
Mar/25
Mar/25
What?
Reduction of gross debt
Reduction of gross debt
Reduction of gross debt
Reduction of gross debt
Extension and reduction of the average cost of debt
How?
Early redemption of the 1st series of the 3rd debenture issuance[1] (R$ 750 million)
Early redemption of senior notes 2027[2] (R$ 2.3 bn)
Tender offer for senior notes 2029, 2030, and 2031[3] (R$ 1.3 bn, R$ 1.6 bn, R$ 1.7 bn)
Tender offer for the 5th and 6th debenture issuance[4] (R$ 1.1 bn)
12th debenture issuance[4] (R$ 2.4 bn)

Nota (1) Announced in January 2025 and completed in February 2025. (2) Announced in January 2025 and executed in March 2025. (3) Announced in January 2025 and executed in February 2025 and March 2025. (4) Announced and completed in March 2025.

Results (3Q25 x 2Q25)

CDI+0.89%
Average cost
vs. (CDI+0.88% Jun/25)

1.0x
DSCR
(vs. 1.2x Jun/25)

5.9 years
Average term
(vs.6.2 years Jun/25)

Grace period for amortizations until 2028.

The chart below presents the Company's principal debt amortization schedule as of September 30, 2025, with an average maturity of approximately 5.9 years (vs. 6.2 years in 2Q25).


Amortization schedule[1]
(R$ MM)
3,453
3,660
4,996
4,124
3,289
1,108
242
242
3,193
Cash
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035+
Medium term
5.9 years
Average cost
0.89%[2]

Notes: (1) Includes only the principal amount of the debts, without considering interest and MTM. Considers the Perpetual Notes in the 2035+ tower, amounting to R$ 2,693 million; (2) Includes all debts detailed in the Cosan 3Q25 Earnings Release.

B.1.2 Leverage and Debt Service Coverage Ratio (DSCR)

BRL mn	3Q25	3Q24	Change	2Q25	Change
Gross debt (a)	97,821	85,340	15%	93,027	5%
Cosan Corporate	21,643	24,156	-10%	21,512	1%
Business	76,179	61,184	25%	71,515	7%
Cash, cash equivalents and Marketable securities (b)	(25,746)	(25,618)	-%	(24,445)	5%
Cosan Corporate	(3,453)	(2,447)	41%	(3,975)	-13%
Business	(22,293)	(23,171)	-4%	(20,471)	9%
Net debt for leverage[1] (c = a - b)	72,075	59,722	21%	68,582	5%
EBITDA LTM[2] (d)	14,637	22,864	-36%	15,928	-8%
Effect of lease liabilities (IFRS16) (e)	(1,922)	(2,398)	-20%	(2,009)	-4%
EBITDA LTM (ex-IFRS16) (f = d + e)	12,715	20,467	-38%	13,919	-9%
Adjusted LTM EBITDA[3,4] (ex-IFRS16) (f = d + e)	19,570	23,525	-17%	20,132	-3%
Pro forma Leverage[5] (g = c / f)	3.7x	2.5x	1.2x	3.4x	0.3x

Notes: (1) Net debt on a pro forma basis, i.e., includes 50% of the amounts related to Raízen, and excludes lease liabilities (IFRS16); (2) EBITDA for the last 12 months on a pro forma basis, i.e., includes 50% of Raízen without one-off adjustments; (3) Excludes one-off effects of impairments from Vale and Rumo. (4) Excludes the effects of agreements in the comparative periods; (5) Leverage for covenant purposes reported at 3.35x.

Leverage ended the quarter at 3.7x, an increase of 0.3x compared to the previous quarter, resulting from the reduction in LTM EBITDA and an increase in net debt.

Cosan Corporate - BRL mn	3Q25	3Q24	Change	2Q25	Change
Net Dividends and Interest on Capital received LTM[1] (a)	2,316	3,763	(1,447)	2,612	(296)
Net Interest paid LTM[2,3] (b)	2,298	3,090	(792)	2,258	40
Debt Interest Coverage Ratio, net (c = a / b)	1.0x	1.2x	-0.2x	1.2x	-0.2x

Notes: (1) Reconciliation in the dividend table in item B.3 Dividends; (2) Includes payment of interest, derivatives linked to debts, and bank derivative expenses; (3) Net financial income starting from 1Q25.

Since 4Q23, we have been presenting the Debt Service Coverage Ratio (DSCR) of Cosan Corporate for the last twelve months, which is calculated by dividing:

- Net Dividends/Interest on Capital (IoC) received LTM: dividends, IoC, and capital reductions received minus dividends paid to preferred shareholders in the last twelve months; and
- Net Interest Paid LTM: considers cash yield, interest paid, and interest derivatives paid in the last twelve months.

This is a fundamental metric in financial management that complements the holding's debt view, considering its flows of dividend and IoC receipts against its financial obligations.

In 3Q25, the Debt Service Coverage Ratio (DSCR) was 1.0x, a reduction of 0.2x compared to 2Q25, explained by the lower volume of dividends received during the period.

B.2 Redemption value of preferred shares

To facilitate understanding and enhance transparency, we report in the table below the value of a potential of the preferred shares held by Cosan Nove and Cosan Dez at the end of 3Q25. The calculation is based on the initial investment amount, adjusted by the current weighted average rate of CDI + 0.6%, less dividends paid and any early redemptions made to non-controlling preferred shareholders (for more information, see explanatory note 5.7 – Financial Risk Management in the Financial Statements as of September 30, 2025).

BRL mn	Initial financial rescue value of preferred shares.	Update	Value redeemed from preferred shares[1]	Dividends paid[2]	Updated financial rescue value on 09/30/2025
Cosan Nove	4,115	1,301	(2,169)	(845)	2,402
Cosan Dez	4,000	1,446	—	(1,398)	4,048
Total	**8,115**	**2,747**	**(2,169)**	**(2,243)**	**6,450**

Note: (1) On March 31, 2025, we redeemed a portion of the preferred shares issued by Cosan Nove S.A., which had been subscribed by Itaú in December 2022, totaling R$2.2 billion. As a result, Cosan's equity interest in Cosan Nove increased to 87.27%. (2) Includes the effects of capital reduction.

B.3 Dividends

The table below shows a reconciliation of dividends and interest on capital, on a cash basis, received by Cosan Corporate, detailed by subsidiaries, as well as the capital reductions and dividends paid by Cosan to its shareholders.

BRL mn	3Q25	3Q24	Change	3Q25 LTM	3Q24 LTM	Change
Dividends and interest on capital received (a)[1]	48	343	-86%	3,110	5,130	-39%
Raízen	—	—	n/a	46	684	-93%
Compass (Cosan Dez)	—	—	n/a	2,200	2,200	-%
Rumo	—	—	n/a	456	52	n/a
Moove	—	—	n/a	—	639	n/a
Radar	35	28	26%	308	173	78%
Others	13	316	-96%	100	1,382	-93%
Dividends and interest on capital paid	—	(57)	n/a	(793)	(2,206)	-64%
For shareholders of Cosan S.A.	—	(57)	n/a	—	(839)	n/a
For Preferential shareholders (b)	—	—	n/a	(371)	(1,367)	-73%
Preferred shareholders Capital reduction (c)	—	—	n/a	(422)	—	n/a
Net dividends received (d) = (a) - (b) - (c)	48	343	-86%	2,317	3,763	-38%

Notes: (1) Includes the effects of capital reduction.

B.4 Statement of Cash Flow

BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Sources	48	343	(296)	598	(550)	11,005	5,415	5,590
Dividends and interest on capital received[1]	48	343	(296)	579	(531)	2,094	3,319	(1,225)
Portfolio management: divestments	—	—	—	19	(19)	8,912	2,096	6,815
Uses	(563)	(750)	187	(611)	48	(4,427)	(4,289)	(139)
Interest and other financial expenses	(703)	(684)	(19)	(583)	(120)	(1,719)	(2,506)	787
Operating cash flow	141	(4)	145	(24)	165	180	(104)	284
Portfolio management: acquisitions, investments & buybacks	—	—	—	—	—	(2,203)	(164)	(2,039)
Portfolio management: capex	(1)	(5)	4	(4)	3	(9)	(8)	(1)
Dividend distribution	—	(57)	57	—	—	—	(839)	839
Preferential distribution	—	—	—	—	—	(677)	(668)	(9)
Surplus (consumption) of managerial cash	(515)	(406)	(109)	(14)	(501)	6,578	1,127	5,451
Liability management	—	(1,160)	1,160	(172)	172	(6,525)	(2,468)	(4,057)
Proceeds from new debt	—	—	—	—	—	2,443	4,378	(1,935)
Principal amortization	—	(1,160)	1,160	(172)	172	(8,968)	(6,845)	(2,123)
Other cash effects[2]	—	25	(25)	(36)	36	(775)	57	(832)
Foreign exchange in cash and cash equivalent balances	(6)	(7)	—	(15)	9	(153)	61	(213)
Cash generation (consumption)	(521)	(1,548)	1,026	(237)	(285)	(875)	(1,223)	348
Cash, cash equivalents and securities, initial	3,975	3,994	(20)	4,211	(237)	4,328	3,670	658
Cash, cash equivalents and securities, final	3,453	2,447	1,007	3,975	(521)	3,453	2,447	1,007

Notes: (1) Includes the effects of capital reduction; (2) Mainly attributable to the cash flow effects of non-debt-related derivative instruments.

Cash movements at Cosan Corporate during the quarter included: (i) the payment of interest related to the 3rd, 8th, and 11th debenture issuances.

Cosan Corporate ended the quarter with a cash position of R$ 3.5 billion, a reduction of R$ 521 million compared to 2Q25.

C. Portfolio Performance

We present below Cosan's EBITDA under management, which includes (i) 100% of the subsidiaries' results and the joint venture entities, including Rumo, Compass, Moove, Radar, and Raízen, adjusted by non-recurring effects, when applicable; and (ii) EBITDA related to the investment in the associate company Vale, accounted for via the equity pickup method until 4Q24.

BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
EBITDA under management¹	7,443	8,386	-11%	6,024	24%	16,772	19,136	-12%
Rumo	2,313	2,214	4%	2,279	1%	6,228	6,045	3%
Compass	1,346	1,270	6%	1,216	11%	3,859	3,539	9%
Moove	360	385	-7%	505	-29%	1,097	1,088	1%
Radar	106	143	-26%	134	-21%	380	413	-8%
Raízen (100%)	3,319	3,840	-14%	1,890	76%	5,208	6,307	-17%
Others	—	534	n/a	—	n/a	—	1,744	n/a

Notes: (1) Adjusted EBITDA for one-off effects detailed on page 21 of this report, where applicable.

C.1 Rumo

Indicators	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Volume transported (mn RTK)	23,428	21,651	8%	21,827	7%	61,346	59,948	2%
North Operation	18,671	17,446	7%	17,954	4%	49,658	47,384	5%
South Operations	3,636	3,155	15%	2,861	27%	8,578	9,512	-10%
Containers	1,121	1,050	7%	1,012	11%	3,110	3,052	2%
Yield (R$/000 RTK)	152	163	-6%	159	-4%	159	164	-3%
Adjusted EBITDA¹ (BRL mn)	2,313	2,214	4%	2,279	1%	6,228	6,045	3%
Investments² (BRL mn)	1,474	1,468	-%	1,395	6%	4,634	3,611	28%

Notes: (1) Adjusted EBITDA for one-off effects detailed on page 21 of this report, where applicable; (2) Investments reported on a cash basis; include contracts with customers (IFRS 15) and excludes M&A.

During the quarter, Rumo transported 23.4 billion RTK, representing an 8% increase compared to 3Q24, driven by: (i) higher corn transportation in the South Operation and (ii) improved performance in the North Operation, resulting from growth in general cargo transportation, especially pulp, bauxite, and liquid fuels.

In 3Q25, adjusted EBITDA totaled R$ 2.3 billion, an increase of 4% versus the same period last year, supported by higher transported volumes and disciplined cost management, ensuring stable margins in a competitive environment.

Investments amounted to R$ 1.5 billion in the quarter, virtually stable compared to 3Q24 (-0.4%), with a focus on capacity expansion and infrastructure modernization.

The Financial Statements and Earnings Release of Rumo are available at: ri.rumolog.com/en/.

C.2 Compass

Indicators	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Volume of natural gas distributed (000' cbm)	1,391	1,356	3%	1,351	3%	3,984	3,784	5%
Comgás	1,113	1,131	-2%	1,083	3%	3,186	3,190	-%
Other gas distributors	279	225	24%	268	4%	798	594	34%
Marketing & Services	397	258	54%	364	9%	1.087	439	n/a
Adjusted EBITDA¹ (BRL mn)	1,346	1,270	6%	1,216	11%	3,859	3,539	9%
Gas distribution	1,268	1,144	11%	1,174	8%	3,406	3,276	4%
Marketing & Services	114	154	-26%	93	22%	571	364	57%
Corporate + eliminations	(36)	(28)	27%	(52)	-31%	(118)	(101)	17%
Investments² (BRL mn)	593	454	31%	497	19%	1,555	1,423	9%

Notes: (1) Investments reported on a cash basis; includes contracts with customers (IFRS 15) and excludes M&A. The guidance disclosed by Compass includes investments on an accrual basis.

In the third quarter, Compass recorded a volume of distributed natural gas 3% higher than that observed in 3Q24, driven by factors such as new connections and lower temperatures in the residential segment, increased demand in the logistics and healthcare sectors in the commercial segment, as well as the consolidation of Compagas in the industrial segment. In Marketing & Services, Edge expanded its operating area and strengthened its presence in strategic segments of the free market.

EBITDA totaled R$ 1.3 billion, representing an increase of 6% compared to the same period last year, reflecting an improved distribution mix and growth in volumes traded in the free market. Year-to-date, the positive variation was 9%, explained by the same effects and Edge's stronger performance.

Investments grew by 31%, primarily allocated to the expansion of natural gas distribution operations and the final phase of Edge's development projects.

The Financial Statements and Earnings Release of Compass are available at: compassbr.com.

C.3 Moove

Indicators	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Volume - lubricant sales¹ (000 m³)	163	164	-1%	144	13%	450	489	-8%
Net operating revenue (BRL mn)	2,452	2,632	-7%	2,246	9%	7,040	7,652	-8%
Adjusted EBITDA² (BRL mn)	360	385	-7%	505	-29%	1,097	1,088	1%
Adjusted EBITDA Margin (%)	*14.7 %*	*14.6 %*	*0.1 p.p.*	*22.5 %*	*-7.8 p.p.*	*15.6 %*	*14.2 %*	*1.4 p.p.*
Investment (BRL mn)	24	50	-53%	29	-17%	98	139	-29%

Notes: (1) Considers the volume of lubricants and base oils sold; (2) Excludes one-off effects detailed on page 21 of this report, where applicable.

Moove reported EBITDA of R$ 360 million in 3Q25, a result 7% lower compared to 3Q24, with the quarter marked by the rapid recovery of the business's volumetric capacity. The evolution of the new production and logistics ecosystem, combined with the resumption of commercial strategy execution in South America, were key drivers for sales volumes in 3Q25 to exceed the previous quarter by 13%, marking the beginning of a new phase for the business.

Another highlight in the quarter was the progress in the claims settlement process for the Rio de Janeiro plant. During the quarter, Moove received R$ 300 million related to the first installment of the claim settlement, and in early October, the second installment was paid in the amount of R$ 200 million, totaling R$ 500 million received to date as partial indemnity.

C.4 Radar

Statement of income for the fiscal year - BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Net revenue	132	322	-59%	184	-28%	469	612	-23%
Cost of good and services sold	—	(164)	n/a	(23)	n/a	(32)	(164)	-81%
Gross profit	132	159	-17%	162	-18%	437	449	-3%
Selling , general & administrative expenses	(25)	(14)	84%	(24)	6%	(71)	(50)	42%
Other operation income (expenses), net	(2)	(2)	-16%	(4)	-52%	(7)	(6)	15%
Financial results	16	58	-73%	19	-18%	49	8	n/a
Equity pickup	—	—	-5%	—	n/a	21	20	7%
Income tax	(19)	(36)	-48%	(22)	-16%	(62)	(51)	21%
Net income	103	165	-38%	131	-22%	368	369	-%
Financial results	(16)	(58)	-73%	(19)	-18%	(49)	(8)	n/a
Expenses with income and social contribution taxes	19	36	-48%	22	-16%	62	51	21%
EBITDA	106	143	-26%	134	-21%	380	413	-8%

During the quarter, Radar's EBITDA totaled R$ 106 million, a decrease of 26% compared to 3Q24, reflecting the results from the lease of agricultural properties in the portfolio. The value of the land portfolio was estimated at R$ 16.8 billion in 3Q25, based on the revaluation conducted at the end of 2024 using technical reports, market data, and quotations for potential transactions. Of this amount, approximately R$ 5.2 billion corresponds to Cosan's ownership interest.

C.5 Raízen

Indicators	3Q25	3Q24	Change	2Q25	Change	2025/26	2024/25	Change
Crushed sugarcane (mn tons)	35	33	7%	25	43%	60	64	-6%
Agricultural yield (TRS/ha)	10	11	-7%	10	9%	10	11	-10%
Ethanol sales volume (000' m³)	817	974	-16%	497	64%	1,313	1,646	-20%
Average price of Raízen ethanol[1,2] (BRL/m³)	*3,002*	*2,814*	*7%*	*2,996*	*- %*	*3,000*	*2,713*	*11%*
Sugar sales volume (000 tons)	1,504	2,104	-28%	995	51%	2,499	2,869	-13%
Average Sugar Price[2] (BRL/ton)	*2,451*	*2,590*	*-5%*	*2,588*	*-5%*	*2,505*	*2,619*	*-4%*
Volume of fuel distribution (000 m³)[2]	9,227	8,880	4%	8,475	9%	17,702	17,416	2%

Notes: (1) The average Raízen ethanol price comprises the price of own ethanol sold and the margin from resale and trading operations. (2) "Raízen Prices" for sugar and ethanol are no longer reported as of this quarter, due to a strategic shift in resale and trading activities, which are now concentrated within the core business perimeter, reducing exposure to risks and result volatility. (3) Total volume refers to the Fuel Distribution segment. The volume for Brazil is disclosed in accordance with the IBP (Brazilian Institute of Petroleum and Gas) methodology.

BRL mn	3Q25	3Q24	Change	2Q25	Change	2025/26	2024/25	Change
Adjusted EBITDA[1]	3,319	3,840	-14%	1,890	76%	5,208	6,307	-17%
Ethanol, Sugar and Bioenergy (ESB)	1,822	2,501	-27%	863	n/a	2,685	3,630	-26%
Fuel distribution	1,771	1,651	7%	1,316	35%	3,088	3,252	-5%
Corporation, elimination and other	(275)	(312)	-12%	(289)	-5%	(564)	(575)	-2%
Investments[2]	1,692	2,383	-29%	1,704	-1%	3,397	4,607	-26%

Notes: (1) Excludes one-off effects detailed on page 21 of this report, where applicable; (2) Investments reported on a cash basis; includes contracts with customers (IFRS 15) and excludes M&A.

In the third quarter of 2025 (3Q25), Adjusted EBITDA reached R$3.3 billion, representing a 14% decrease compared to 3Q24. This result was primarily driven by a lower contribution from the Ethanol, Sugar, and Bioenergy (ESB) segment, reflecting reduced cost dilution and lower sales volumes year-over-year, as well as a weaker performance in Fuel Distribution Argentina due to prevailing market conditions. These effects were partially offset by the continued progress in Fuel Distribution Brazil and efficiency gains resulting from organizational restructuring and disciplined expense management.

Within the ESB segment, crushing volumes increased by 7%, supported by the recovery in operational pace and accelerated harvesting favored by weather conditions. Adjusted EBITDA for the segment totaled R$1.8 billion in 3Q25, with the decline explained by cost pressures from lower productivity and reduced sales volumes of ethanol and sugar compared to the previous crop year, when shipment volumes were atypically higher in the first half. These impacts were partially mitigated by improved ethanol prices and efficiency gains in both costs and expenses.

In Fuel Distribution, Adjusted EBITDA amounted to R$1.8 billion (+7% vs. 3Q24), with notable performance in Brazil driven by growth in sales volumes and margins. In Argentina, the main challenge remained the economic environment, marked by currency depreciation and inflation. In September, a scheduled shutdown was carried out for the replacement of the refinery's catalytic cracking unit, aimed at enhancing production efficiency.

Investments and general and administrative expenses continued to decline in line with Raízen's Operational and Investment Plan, with reductions of 26% and 23%, respectively.

The Financial Statements and Earnings Release of Raízen are available at: ri.raizen.com.br.

D. Appendices

Appendix I - Relevant Non-Financial Topics

Below are the main topics disclosed up to the date of publication of this report.

Primary Offerings of Common Shares

On October 23, 2025, the Company filed with the Brazilian Securities and Exchange Commission ("CVM") a request for registration of the first public primary offering of, initially, 1.45 billion common shares. The offering was increased by up to 25%, resulting in the issuance of an additional 362.50 million common shares, according to the outcome of the bookbuilding process. The first offering was anchored by Aguassanta Holdings (Aguassanta and Queluz), BTG Pactual Holding, investment vehicles managed by BTG Pactual Asset Management, and investment vehicles managed by Perfin.

The second public offering of common shares, also structured by the Company in Brazil, was directed to qualified investors and included priority subscription rights granted to shareholders holding common shares of the Company at the close of trading on September 19, 2025.

Together, the First Offering and the Second Offering were concluded on November 14, 2025, with the issuance of 2.10 billion shares at a price of R$5.00 per share, totaling R$10.50 billion, of which R$2.10 billion was allocated to share capital and R$8.40 billion to capital reserve. Share capital increased from R$8.2 billion to R$10.3 billion.

Appendix II - Financial Statements

Cosan Corporate

Income statement for the year - BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Net revenue	—	2	-100%	1	-100%	1	2	-30%
Gross profit	—	2	-100%	1	-100%	1	2	-28%
Selling , general & administrative expenses	(65)	(114)	-43%	(78)	-17%	(202)	(331)	-39%
Other operation income (expenses), net	(7)	(20)	-64%	(8)	-7%	159	(389)	n/a
Equity pick-up	(482)	930	n/a	(173)	n/a	(1,421)	2,827	n/a
Financial results	(858)	(521)	65%	(657)	31%	(2,236)	(3,002)	-26%
Expenses with income and social contribution taxes	72	65	10%	(160)	n/a	(748)	1,074	n/a
Results attributed to non-controlling shareholders	155	(77)	n/a	129	20%	528	(335)	n/a
Operation discontinued.	—	28	n/a	—	n/a	—	28	n/a
Net income (Loss)	(1,185)	293	n/a	(946)	25%	(3,919)	(126)	n/a

Balance sheet - BRL mn	3Q25	2Q25
Cash and cash equivalents	2,954	3,145
Marketable securities	164	504
Other current assets	2,522	2,558
Current assets	5,640	6,207
Investment	23,855	24,504
Financial instruments and derivatives - LT	42	120
Property plant and equipment	49	52
Intangible assets	12	11
Other non-current assets	2,220	2,206
Non-current assets	26,178	26,893
Total assets	31,818	33,100
Loans and financing - ST	469	485
Financial instruments and derivatives – ST	379	252
Trade payables	8	1
Dividends payable	4	4
Payroll	38	26
Other current liabilities	541	586
Current liabilities	1,438	1,354
Loans and borrowings - LT	20,855	20,961
Financial instruments and derivatives - LT	316	160
Other non-current liabilities	2,071	2,021
Non-current liabilities	23,242	23,143
Total liabilities	24,680	24,497
Shareholders' equity	7,138	8,603
Total liabilities and shareholders' equity	31,818	33,100

Cash flow statement - BRL mn	3Q25	3Q24	Change	2Q25	Change
EBITDA	(549)	830	n/a	(253)	n/a
Non-cash effects / adjustment to income	505	(930)	n/a	222	n/a
Variation in assets and liabilities	77	50	55%	(85)	n/a
Operating financial result	156	74	n/a	165	-6%
Operating cash flow (a)	189	24	n/a	49	n/a
Capex	(1)	(5)	-85%	(4)	-83%
Dividends received	39	343	-89%	579	-93%
Other investments	9	(4)	n/a	(6)	n/a
Investment Cash flow (b)	47	334	-86%	569	-92%
Cost of debt	—	—	n/a	—	n/a
Principal amortization	—	(1,160)	n/a	(172)	n/a
Dividends paid (d)	—	(57)	n/a	—	n/a
Interest payment	(562)	(578)	-3%	(483)	16%
Lease payments under IFRS 16	(2)	(2)	24%	(3)	-32%
Derivatives	(141)	(92)	53%	(100)	41%
Other borrowings	(1)	(1)	11%	—	n/a
Financing Cash flow (c)	(706)	(1,889)	-63%	(758)	-7%
Impact of exchange rate variation and MtM of shares on cash and cash equivalents balances.	(52)	(17)	n/a	(96)	-46%
Net cash generated during the period	(521)	(1,548)	-66%	(237)	n/a
Free cash flow to equity (FCFE) (a+b+cd)	(470)	(1,474)	-68%	(141)	n/a

Cosan Consolidated S.A.

Statement of income for the fiscal year - BRL mn	3Q25	3Q24	Change	2Q25	Change	9M25	9M24	Change
Net revenue	10,664	11,646	-8%	10,478	2%	30,804	32,182	-4%
Cost of goods and services sold	(6,936)	(7,809)	-11%	(6,882)	1%	(20,610)	(21,875)	-6%
Gross profit	3,728	3,837	-3%	3,596	4%	10,195	10,307	-1%
Selling, general & administrative expenses	(1,140)	(1,367)	-17%	(1,101)	4%	(3,216)	(3,299)	-3%
Other operation income (expenses), net	408	54	n/a	489	-17%	1,420	220	n/a
Impairment	(317)	(109)	n/a	(398)	-20%	(1,000)	(2,684)	-63%
Financial results	(2,180)	(1,417)	54%	(1,803)	21%	(5,886)	(5,718)	3%
Equity pick-up	(965)	507	n/a	(749)	29%	(2,834)	1,849	n/a
Expenses with income and social contribution taxes	(367)	(510)	-28%	(603)	-39%	(2,016)	(386)	n/a
Results attributed to non-controlling shareholders	(351)	(734)	-52%	(378)	-7%	(581)	(447)	30%
Net income (Loss)	(1,185)	293	n/a	(946)	25%	(3,919)	(126)	n/a

Balance sheet - BRL mn	3Q25	2Q25
Cash and cash equivalents	12,898	13,528
Marketable securities	3,203	2,723
Other current assets	10,784	10,632
Current assets	26,886	26,883
Marketable securities	336	325
Financial instruments and derivatives (LT)	1,655	1,998
Investment	9,618	10,599
Investment property	16,489	16,733
Property plant and equipment	25,299	24,368
Intangible assets	26,476	26,478
Other non-current assets	18,980	18,653
Non-current assets	98,853	99,154
Total assets	125,739	126,036
Loans and borrowings	3,890	3,874
Financial instruments and derivatives	2,151	2,028
Trade payables	4,072	4,059
Payroll	694	583
Other current liabilities	4,168	4,173
Current liabilities	14,974	14,716
Loans and borrowwings	57,024	56,527
Financial instruments and derivatives	859	619
Other non-current liabilities	20,828	21,070
Non-current liabilities	78,711	78,216
Total liabilities	93,685	92,932
Shareholders' equity	32,054	33,104
Total liabilities and shareholders' equity	125,739	126,036

Cash flow statement - BRL mn	3Q25	3Q24	Change	2Q25	Change
EBITDA	2,714	4,021	-33%	2,830	-4%
Non-cash effects / adjustment to income	1,438	(369)	n/a	1,045	38%
Change in assets and liabilities	(644)	(800)	-20%	(376)	71%
Operating financial result	615	539	14%	577	7%
Operating cash flow (a)	4,123	3,390	22%	4,075	1%
CAPEX	(2,093)	(1,978)	6%	(1,925)	9%
Dividends received	37	329	-89%	45	-18%
Other investments	(361)	(307)	17%	70	n/a
Cash flow from investing (b)	(2,417)	(1,956)	24%	(1,810)	33%
Cost of debt	959	2,506	-62%	1,428	-33%
Principal amortization	(359)	(3,058)	-88%	(1,914)	-81%
Dividends paid (d)	(102)	(581)	-82%	(1,288)	-92%
Interest payment	(1,088)	(1,263)	-14%	(1,089)	-%
Lease payments IFRS 16	(424)	(388)	9%	(231)	84%
Derivatives	(736)	(390)	89%	(442)	67%
Other borrowings	(9)	—	n/a	—	n/a
Cash flow from financial activities (c)	(1,758)	(3,174)	-45%	(3,535)	-50%
Impact of exchange variation and MtM of shares on cash and cash	(87)	(40)	n/a	(143)	-39%
Cash generated/consumed in the period	(139)	(1,780)	-92%	(1,413)	-90%
Free cash flow to equity (FCFE) (a+b+cd)	50	(1,159)	n/a	18	n/a

Appendix III - Segments Reported

Cosan Corporate: reconciliation of the corporate structure which comprises: (i) senior management and corporate teams that incur general and administrative (G&A) expenses and other operating income (expenses), including pre-operational investments; (ii) equity pickup of assets; and (iii) financial result attributed to cash and debts of the parent company, intermediary holding companies (Cosan Nove and Cosan Dez), and offshore financial companies, among other expenses.


Cosan Corporate
Consolidation
Cosan S.A.
Cosan Dez
Cosan Nove
Offshores
Outros
88.0%
30.4%
70%
5%
39.1%
~30%
Compass
Rumo
Moove
Raízen
Radar
Cosan S.A. Parent Company
Operational companies
Intermediary holdings and other non-operating companies

Rumo: Brazil's largest independent rail logistics operator, which operates in nine Brazilian states through railroad concessions, providing services of railroad transportation, storage, and transshipment. **Rumo ("RAIL3")** has been listed since 2015 in B3's Novo Mercado segment.

Compass: **Compass** was created in 2020 with the purpose of expanding and diversifying the gas market in Brazil. In the Natural Gas Distribution segment, Compass has **Comgás** and **Commit**, which holds stakes in concessionaires in different states. The Marketing & Services portfolio, through the **Edge** brand, includes TRSP, biomethane contracts and assets, B2B LNG, and trading gas.

Moove: Based in Brazil, Moove produces, formulates, and distributes lubricants, base oils, and specialties, with operations in 11 countries across South America, North America, and Europe. The company distributes and sells products under the Mobil brand and various proprietary brands for different segments, including industrial, commercial, and passenger/cargo vehicles.

Radar: Includes stakes in the agricultural properties of the companies Radar, Tellus, and Janus, as along with the portfolio manager, represented by the JV with Nuveen, formed in March 2024. **Radar** is a reference in agricultural land management and invests in a diversified portfolio with high appreciation potential, encompassing around 303,000 hectares located in eight Brazilian states.

Raízen: A joint venture created by Cosan and Shell in 2011. Raízen is an integrated bioenergy company with a broad portfolio of renewable products and decarbonization solutions. Since August 2021, Raízen has been listed on B3 under the ticker "**RAIZ4**".

Ethanol, Sugar, and Bioenergy (ESB) is comprised by the production, sourcing, marketing, and trading of sugar and ethanol, as well as the generation, marketing, and trading of bioenergy (mainly biomass and solar). **Fuel Distribution – Brazil** includes the distribution of fuels, production, and sale of Shell lubricants. **Fuel Distribution - Argentina** encompasses refining and production of derivatives, fuel distribution, production

and sale of Shell lubricants, Shell Select convenience stores, and the results of the operation in Paraguay. **Others** includes general and administrative expenses of Raízen's corporate structure, the results of proximity and convenience, other associates not related to the core business, and the Financial Services Unit.

Cosan Consolidated Accounting Result by Segment

The following table shows the 3Q25 and 9M25 results by business unit, as detailed previously, and on a consolidated basis. All information reflects the consolidation of 100% of the results of subsidiaries, regardless of Cosan's stake, since the Company holds a controlling stake in these companies, except for Raízen (IFRS 10 – for more information, see note 9.1 of the Financial Statements). Note that Cosan Corporate is a reconciliation composed of the Parent Company (Cosan S.A.) and other subsidiaries, as detailed on page 16. The following tables reflect the complete information provided in the Company's Financial Statements. For the purposes of EBITDA reconciliation and consolidation, in the column "Cosan Consolidated Accounting," "Eliminations" reflect the eliminations of operations among all businesses controlled by Cosan.

Results by business unit 3Q25	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	Raízen Deconsolidation	Eliminations	Cosan S.A.
Net revenue	—	3,819	4,261	2,452	132	60,035	(60,035)	(1)	10,664
Cost of goods and services sold	—	(1,979)	(3,086)	(1,872)	—	(57,337)	57,337	1	(6,936)
Gross profit	—	1,840	1,176	580	132	2,698	(2,698)	—	3,728
Gross margin (%)	*n/a*	*48%*	*28%*	*24%*	*n/a*	*4%*	*-4%*	*-%*	*35%*
Selling expenses	—	(14)	(68)	(431)	—	(1,488)	1,488	—	(513)
General and administrative expenses	(65)	(154)	(203)	(180)	(25)	(539)	539	—	(627)
Other operation income (expenses), net	(7)	(269)	85	284	(2)	(713)	713	—	91
Equity pick-up	(482)	26	35	—	—	(63)	63	(545)	(965)
Depreciation and amortization	5	567	321	108	—	2,863	(2,863)	—	1,001
EBITDA	(549)	1,996	1,346	360	106	2,758	(2,758)	(545)	2,714
EBITDA Margin (%)	*n/a*	*52%*	*32%*	*15%*	*80%*	*5%*	*-5%*	*-%*	*25%*
Adjusted EBITDA	(549)	2,313	1,346	360	106	3,319	(3,319)	(545)	3,031
AdjustedEBITDA margin ajustado (%)	*n/a*	*61%*	*32%*	*15%*	*80%*	*6%*	*-6%*	*-%*	*28%*
Depreciation and amortization	(5)	(567)	(321)	(108)	—	(2,863)	2,863	—	(1,001)
Financial results	(858)	(837)	(394)	(107)	16	(2,718)	2,718	—	(2,180)
Income and social contribution taxes	72	(176)	(199)	(45)	(19)	471	(471)	—	(367)
Results attributed to non-controlling shareholders	155	(292)	(112)	(30)	(72)	(9)	9	—	(351)
Net income (loss)	(1,185)	124	320	70	31	(2,361)	2,361	(545)	(1,185)

Results by business unit 9M25	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	Raízen Deconsolidation	Eliminations	Cosan S.A.
Net revenue	1	10,497	12,806	7,040	469	171,855	(171,855)	(9)	30,804
Cost of goods and services sold	—	(5,549)	(9,761)	(5,277)	(32)	(165,195)	165,195	9	(20,610)
Gross profit	1	4,949	3,045	1,762	437	6,659	(6,659)	—	10,195
Gross Margin (%)	*n/a*	*47%*	*24%*	*25%*	*93%*	*4%*	*-4%*	*-%*	*33%*
Selling expenses	—	(44)	(177)	(1,189)	—	(4,671)	4,671	—	(1,410)
General and administrative expenses	(202)	(470)	(595)	(468)	(71)	(1,703)	1,703	—	(1,806)
Other operation income (expenses), net	159	(969)	552	686	(7)	(490)	490	—	420
Equity pick-up	(1,421)	68	88	—	21	(159)	159	(1,590)	(2,834)
Depreciation and amortization	15	1,694	946	306	—	7,132	(7,132)	—	2,961
EBITDA	(1,448)	5,228	3,859	1,097	380	6,768	(6,768)	(1,590)	7,526
EBITDA Margin (%)	*n/a*	*50%*	*30%*	*16%*	*81%*	*4%*	*-4%*	*n/a*	*24%*
Adjusted EBITDA	(1,654)	6,228	3,859	1,097	380	7,184	(7,184)	(1,590)	8,319
Adjusted EBITDA Margin(%)	*n/a*	*59%*	*30%*	*16%*	*81%*	*4%*	*-4%*	*n/a*	*27%*
Depreciation and amortization	(15)	(1,694)	(946)	(306)	—	(7,132)	7,132	—	(2,961)
Financial results	(2,236)	(2,303)	(1,156)	(240)	49	(6,803)	6,803	—	(5,886)
Income and social contribution taxes	(748)	(579)	(551)	(77)	(62)	445	(445)	—	(2,016)
Results attributed to non-controlling shareholders	528	(458)	(262)	(142)	(246)	(32)	32	—	(581)
Net income (loss)	(3,919)	193	943	333	122	(6,754)	6,754	(1,590)	(3,919)

Appendix IV – Reconciliation of EBITDA Adjustments

With the purpose of maintaining a normalized comparison basis, a description follows of non-recurring effects by business line, plus the adjustments indicated in the table, following the criteria below:

EBITDA

3Q25 BRL mn	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	JV deconsolidation	Eliminations	Cosan S.A.
Net income (loss)	(1,185)	124	320	70	31	(2,361)	2,361	(545)	(1,185)
Results attributed to non-controlling shareholders	(155)	292	112	30	72	9	(9)	—	351
Income and social contribution taxes	(72)	176	199	45	19	(471)	471	—	367
Financial results	858	837	394	107	(16)	2,718	(2,718)	—	2,180
Depreciation and amortization	5	567	321	108	—	2,863	(2,863)	—	1,001
EBITDA	(549)	1,996	1,346	360	106	2,758	(2,758)	(545)	2,714
Assets arising from contracts with clients (IFRS 15)	—	—	—	—	—	187	(187)	—	—
Change in biological asset (IAS 40)	—	—	—	—	—	358	(358)	—	—
Leases (IFRS 16)	—	—	—	—	—	(1,066)	1,066	—	—
Non-recurring effects	—	317	—	—	—	1,081	(1,081)	—	317
Adjusted EBITDA	(549)	2,313	1,346	360	106	3,318	(3,318)	(545)	3,031

- **Rumo:**
  - Non-recurring effects: provision for Malha Sul's impairment of R$317 million, non-cash.
- **Raízen:**
  - "Selling, general and administrative expenses" related to the optimization of the operational structure; results from asset impairment and disposal, recorded under "other operating income (expenses)," due to temporary effects associated with the portfolio simplification process; reversal of provisions for losses on certain assets, resulting from gains realized on asset sales, recorded under "other operating income (expenses)"; extemporaneous PIS/COFINS tax credits related to the origination of sugarcane for sugar production intended for export, recognized under "other operating income"; financial debt instruments linked to commercial operations of sugar and ethanol, with the effect recognized in margin (non-cash); and scheduled maintenance aimed at increasing production efficiency at the refinery in Argentina.

9M25 BRL mn	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	JV deconsolidation	Eliminations	Cosan S.A.
Net income (loss)	(3,919)	193	943	333	122	(6,754)	6,754	(1,590)	(3,919)
Results attributed to non-controlling shareholders	(528)	458	262	142	246	32	(32)	—	581
Income and social contribution taxes	748	579	551	77	62	(445)	445	-	2,016
Financial results	2,236	2,303	1,156	240	(49)	6,803	(6,803)	-	5,886
Depreciation and amortization	15	1,694	946	306	—	7,132	(7,132)	—	2,961
EBITDA	(1,448)	5,228	3,859	1,097	380	6,768	(6,768)	(1,590)	7,526
Assets arising from contracts with clients (IFRS 15)	—	—	—	—	—	468	(468)	—	—
Change in biological asset (IAS 40)	—	—	—	—	—	1,223	(1,223)	—	—
Leases (IFRS 16)	—	—	—	—	—	(3,772)	3,772	—	—
Non-recurring effects	(206)	1,000	—	—	—	2,241	(2,241)	—	794
Agreements	—	—	—	—	—	255	(255)	—	—
Adjusted EBITDA	(1,654)	6,228	3,859	1,097	380	7,184	(7,184)	(1,590)	8,320

- **Cosan:**
  - Realization of previously deferred results from the sale of Vale shares.
- **Rumo:**
  - One-off effects: provision for impairment in the amount of R$1,000 million in Malha Sul, non-cash.

- **Raízen:**
  - "Selling, general and administrative expenses" related to the optimization of the operational structure; results from asset impairment and disposal, recorded under "other operating income (expenses)," due to temporary effects associated with the portfolio simplification process; reversal of provisions for losses on certain assets, resulting from gains realized on asset sales, recorded under "other operating income (expenses)"; extemporaneous PIS/COFINS tax credits related to the origination of sugarcane for sugar production intended for export, recognized under "other operating income"; financial debt instruments linked to commercial operations of sugar and ethanol, with the effect recognized in margin (non-cash); gain on the advantageous purchase of Santa Cândida, recognized under "other operating income"; scheduled maintenance aimed at increasing production efficiency at the refinery in Argentina; and extemporaneous PIS/COFINS tax credits, recognized under "other operating income."